This document serves as a restatement of the reporting
      person's Schedule 13D and previous amendments thereto in accordance with Rule 101(a)(2)(ii) of Regulation S-T

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 6)*

                      LIQUI-BOX CORPORATION
                   __________________________
                        (Name of Issuer)

                COMMON SHARES, without par value
               __________________________________
                 (Title of Class of Securities)

                            536314107
                           __________
                         (CUSIP Number)

                        Jeanette A. Davis
                      Liqui-Box Corporation
                             Box 494
                  Worthington, Ohio  43085-0494
                         (614) 888-9280
_________________________________________________________________
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                Not Applicable - Voluntary Filing
     ______________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this
statement [   ].  (A fee is not required only if the reporting
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
                          SCHEDULE 13D

CUSIP No. 536314107

1.   NAME OF REPORTING PERSON                         Jeanette A. Davis
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) [   ]
                                                  (b) [ X ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*                             Not Applicable


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT OT ITEMS 2(d) or 2(e)                         [   ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:                             491,802 common shares

8.   SHARED VOTING POWER:                           139,722 common shares

9.   SOLE DISPOSITIVE POWER:                        491,802 common shares

10.  SHARED DISPOSITIVE POWER:                      139,722 common shares


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON:                              631,524 common shares


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES:*                         [   ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT
     IN ROW (11):                                      10.1%


14.  TYPE OF REPORTING PERSON:                           IN



              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.


                       JEANETTE A. DAVIS
                       AMENDMENT NO. 6 to
                          SCHEDULE 13D


Item 1.   Security and Issuer.

           This Amendment No. 6 to the Schedule 13D filed by the reporting person relates to common shares, each without par value (the "Common Shares"), of Liqui-Box Corporation, an Ohio corpora tion (the "Issuer"), the principal executive offices of which are located at 6950 Worthington-Galena Road, Box 494, Worthington, Ohio 43085-0494.


Item 2.   Identity and Background.

           The following sets forth certain information regarding the reporting person:

a)   Name - Jeanette A. Davis

b)   Business  Address - 6950 Worthington-Galena Road,  Box  494,
     Worthington, Ohio 43085-0494.

c) Principal Occupation and Employer - Director of Liqui-Box Corporation, 6950 Worthington-Galena Road, Box 494, Worthington, Ohio 43085-0494, a manufacturer of various types of plastic packaging and plastic packaging machinery and systems.

d) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f) The reporting person is a citizen of the United States of America.


Item 3.   Source and Amount of Funds or Other Consideration.

          Not applicable.


Item 4.   Purpose of Transaction.

           The reporting person has no plans or proposals which relate to or would result in any of the events or changes described in sub-items (a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

a and b) The aggregate number and percentage of Common Shares of the Issuer beneficially owned by the reporting person as of December 31, 1994, and the nature of such ownership is as follows:




                                 NATURE OF                  PERCENT
     COMMON SHARES         BENEFICIAL OWNERSHIP                OF
                                                            CLASS (1)

      491,802 (2)    Sole Voting and Sole Dispositive         7.9%
      139,722 (3)    Sole Voting and Shared Dispositive       2.2%
      631,524                                                10.1%

___________________

(1)  Based  upon  6,267,666  Common  Shares  outstanding  as   of
     December 31, 1994.

(2) Includes 1,689 Common Shares of the Issuer held of record and beneficially by the reporting person and 490,113 Common
     Shares of the Issuer held by her as Trustee under the S.  S.
     Davis Residual Trust.

(3) These Common Shares are held of record by JASAM Foundation ("JASAM"). The reporting person, as one of four trustees of JASAM, has shared and investment power with respect to these Common Shares. The Code of Regulations of JASAM requires the approval of three of the four trustees to vote or dispose of the Common Shares held by JASAM or to take any other action with respect to such Common Shares.

(c) Other than the transactions reported in the following table, there have been no transactions with respect to the Common
     Shares of the Issuer beneficially owned by the reporting person during the 1994 fiscal year of the Issuer:




   Number of                                Type of
Common Shares Date       Consideration    Transaction

  11,139      11/29/94   N/A              Gift by JASAM

     765      12/30/94   $32.50/common    Sale by JASAM to Liqui-
                         share            Box Corporation Employee
                                          Stock Ownership Plan



(d) Other than JASAM and the other three Trustees of JASAM, as reported herein, no other person is known by the reporting person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported on herein.

(e)       Inapplicable.


Item 6. Contracts, Arrangements, Understandings or Relation ships with Respect to Securities of the Issuer.

          Other than as described in Item 5 of this Amendment No. 6 to Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) not disclosed herein between the reporting person and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

          Not applicable.



                           SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February  28,  1995               /s/  Jeanette  A.  Davis
                                              Jeanette A. Davis